NEWS RELEASE

Orla Mining Releases 2023 Sustainability Report Showcasing Continued Commitment to Sustainability

Vancouver, BC – August 26, 2024 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) (“Orla” or the "Company") is pleased to announce the release of its 2023 Sustainability Report, continuing to highlight the Company’s commitment to environmental, social, and governance (“ESG”) initiatives. Orla operates the Camino Rojo mine in Zacatecas, Mexico and is developing the South Railroad project in Nevada, US, with active exploration programs at both sites.

In a commitment to sustainability and in an effort to minimize consumption, the 2023 report is being presented online and is available here: Orla Mining: Sustainability Report 2023.

The Company’s “Towards 2030 Sustainability Strategy” is designed to deliver lasting value by maximizing stakeholder benefits, minimizing negative impacts, and managing stakeholder relationships with care. Orla is integrating sustainability across operations, with clear metrics, climate strategies, and ongoing efforts to reduce emissions, water use, and overall environmental impact.

2023 Sustainability Performance Highlights:

- Achieved global leading metrics on emissions and water management at its Camino Rojo operations in Mexico:
  - 0.19 tonnes of CO_2 equivalent per ounce of gold produced.
  - 0.12 m^3/t of processed ore water intensity, with zero water discharge (100% of water reused and recycled).
- Increased female representation among contracted workforce from 3.6% to 14.6%.
- Generated US$10.7 million in community economic contributions at Camino Rojo, including salaries, local procurement, land leases and investments in local infrastructure.
- Achieved a lost time injury frequency rate of 1.71 across Company sites. Lost time injury frequency rate (LTIFR) is a measure used in workplace safety to quantify the number of injuries resulting in lost work time, per one million hours worked.
- 25% of Orla’s corporate goals were ESG-linked, all of which were achieved. For more information on Orla’s corporate goals, please refer to the Company’s 2024 Management Information Circular.
- 100% of Orla executives and managerial-level employees were evaluated against ESG performance.

“After more than two years of production, we remain committed to transparent and consistent reporting, which are integral elements of our “Sustainability Strategy: Towards 2030”. By sharing our progress, we reinforce our commitment to accountability and continuous improvement in our ESG efforts. This year’s report is a testament to the hard work and dedication of our team as we strive to meet our long-term sustainability goals.”

- Chafika Eddine, Orla’s Chief Sustainability Officer

Orla's Sustainability Report continues to be guided by material topics, as defined by the Company's latest materiality assessments. The report's disclosures are aligned with the Sustainability Accounting Standards Board (SASB) Standard and the Taskforce on Climate-related Financial Disclosures (TCFD) framework. Orla also supports and contributes to the United Nations' Sustainable Development Goals (SDGs).

Sustainability Report Snapshot:



2023 Sustainability Performance Snapshot
As at December 31, 2023
Joined the UN Global Compact Network
Materiality assessment was updated for 2023/2024
Launch of Sustainability Hub on our website
The direction of the arrows indicates the relative change compared to 2022 values.
Governance
25%
100%
Corporate goals ESG-linked…
…all of which were achieved.
30%
of the Board of Directors are women
100%
of local workforce completed training on our Code of Conduct and Ethics
Social
30%
workforce employed from local communities (direct and indirect across our sites)
$10.7M
local community economic impact from Camino Rojo, including salaries, local suppliers, land leasing, and local infrastructure
1.71
lost time injury frequency rate across all sites and the corporate offices (target is zero)
Environment
0.19
tCO2eq/OZ Au PRODUCED
GHG emissions intensity (Scope 1 and 2) at our operating mine, Camino Rojo, among the lowest emitters in the gold sector
0.12
m³H2O/t OF PROCESSED ORE
water intensity at our operating mine, Camino Rojo
Ø
major/reportable environmental incidents across all of our sites

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com